Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of BioRestorative Therapies, Inc. (the “Company”) on Form S-8 (File Nos. 333-196299, 333-203310, 333-210555, 333-214621, 333-228434 and 333-233309) of our report dated March 29, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of BioRestorative Therapies, Inc. and Subsidiaries as of December 31, 2018 and for the year then ended, which report is included in this Annual Report on Form 10-K of BioRestorative Therapies, Inc. for the year ended December 31, 2019.

/s/ Marcum LLP

Marcum llp
New York, NY
March 17, 2021